MEMORANDUM

TO:	Sonny Oh Senior Counsel Disclosure Review and Accounting Office Division of Investment Management U. S. Securities and Exchange Commission
FROM:	Alison Samborn, Esq. Assistant Vice President, Insurance Legal & Product Development
DATE:	April 2, 2024
SUBJECT:	Response to Comments for Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 for File No. 333-268101 (Jackson Market Link Pro Advisory II)

This memorandum is in response to the comments you provided via telephone on April 1, 2024 for the above referenced filing. In the interest of convenience for the staff of the Securities and Exchange Commission, this memorandum provides our understanding of each of the specific comments, followed respectively by narrative responses (in bold).

The following comments and responses apply to the post-effective amendment filing referenced above. Excerpted pages of the prospectus, marked to show the changes discussed below are attached, and will be provided electronically. Page references in the responses are to the PDF page of the attached marked copy of the document. A post-effective amendment to the above-referenced registration statement will subsequently be filed in response to the comments.

Summary (p. 1)

1.In the Market Value Adjustment row of the Contract Overview table, please note that the reference to MVAs applying to income options commenced within the first year is inconsistent with language found in the sections titled “Risk Factors” and “Market Value Adjustment”. Please revise accordingly.

Response: We have made this revision.

Glossary (pp. 2-3)

2.In the definition for Interim Value, please note that you are missing references to GAWA withdrawals and “the Contract Value element of” death benefit payments in the third sentence.

Response: We have revised accordingly.

3.In the definition for MVA Free Withdrawal, please incorporate the reference to GAWA and RMDs from the definition for Market Value Adjustment.

Response: We have made this revision.

Risk Factors (pp. 4-6)

4.In the second sentence of the subsection titled “Effects of Withdrawals, Annuitization, or Death”, please include a cross-reference to the section of the prospectus with more information on Market Value Adjustments.

Response: We have made this revision.

5.In the second to last sentence of the subsection titled “Deduction of Advisory Fees from Contract Value”, please mention the impact to the death benefit when withdrawals are taken to pay advisory fees that do not conform to the administrative rules, or after the election of the GMWB.

Response: We have made this revision.

6.In the last paragraph of the subsection titled “+Income GMWB and +Income GMWB with Joint Option Add-On Benefits”, please mention the impact on taxes and to the death benefit when withdrawals are taken to pay advisory fees that do not conform to the administrative rules, or after the election of the GMWB. Please add this disclosure throughout the prospectus where you make note of the election of the GMWB disqualifying owners from taking direct deductions of advisory fees under the administrative rules.

Response: We have made this revision.

Contract Options (pp. 7-8)

7.In the subsection titled “Fixed Account Value”, where you provided the numbered list definition for Fixed Account Value, please revise “charges for add-on benefits” to “GMWB Charge.”

Response: We have made this revision.

8.In the last paragraph of the subsection titled “Index Adjustment”, should these references include mention of GMWB Charge deductions in addition to Intra-Term Performance Lock and withdrawals?

Response: Yes. We have made this revision.

Access To Your Money (pp. 9-10)

9.In the third full paragraph following the bullet points at the beginning of this section, it appears you are missing a reference to GAWA withdrawals. Please revise.

Response: We have made this revision.

10.In the first paragraph of the RMD Notes table in the subsection titled “Required Minimum Distributions Under Certain Tax Qualified Plans (“RMDs”)”, please note the reference to waiver of applicable charges. This should be revised consistent with the treatment in the Advisory product, which does not contain a waiver of withdrawal charges provision.

Response: We have made this revision.

Death Benefit (p. 11)

11.Because taking withdrawals to pay advisory fees impacts the basic death benefit, please include disclosures in this section providing notice of those impacts.

Response: We have made this revision.

Appendix A (p. 12)

12.Please ensure the accuracy of the page numbers for the examples included in the table of contents.

Response: We confirm the accuracy of these page numbers.

13.The first bullet under Example 16 makes reference to the example being a continuation of Example 17. Should this say it is a continuation of Example 15?

Response: Yes. We have made this revision.

Additional Non-Material Changes
Please note that additional non-material revisions have been made in response to internal routing review. You will see those tracked changes in the courtesy copy of the full marked copy of the prospectus.

Please contact me at (517) 367-3754 if you have any questions or require additional information.

Market Value Adjustment A positive or negative adjustment applied to withdrawals from your Contract in excess of the MVA Free Withdrawal amount or in excess of the GAWA (or RMD if applicable), including partial and total withdrawals, and income payments under certain income options when commenced within the first Contract Year. Market Value Adjustments may apply during the first six years of the Contract when any portion of Contract Value is withdrawn or annuitized. Certain withdrawals and income options are exempt from Market Value Adjustments. For more information about Market Value Adjustments, including details about certain withdrawals that are exempt from Market Value Adjustments, please see the section titled “Market Value Adjustment" on page 52.51. In some states we do not apply an MVA. For more information, see "Appendix B: State Variations". Death Benefit For Owners 80 or younger at the Issue Date of the Contract, the standard death benefit (known as the Return of Premium death benefit) is the greater of the Contract Value or the Premium you paid into the Contract (reduced proportionately by the percentage reduction in the Index Account Option Value and the Fixed Account Value for each partial withdrawal (including any applicable Market Value Adjustment)). For Owners age 81 or older at the Issue Date of the Contract, the standard death benefit is the Contract Value. Income Options You can choose to begin taking income from your Contract at any time, but all of the Contract Value must be annuitized. Market Value Adjustments will apply if you begin taking income in the first six years, and we will use your Interim Value (if you begin taking income on any day other than the Index Account Option Term Anniversary) to calculate your income payments. You may choose from the following annuitization options: - Life Income - Joint Life and Survivor Income - Life Income with Guaranteed Payments for 10 Years or 20 Years - Life Income for a Specified Period Once an income option has been selected, and payments begin, the income option may not be changed. No withdrawals will be permitted once the contract is in the income phase. For more information about income options, please see the section titled "Income Options" on page 53.53. Additional income options may be available if you elect to add the +Income GMWB or +Income GMWB with Joint Option to your Contract. For more information, please see "GMWB Income Options" on page 46.46. Charges and Expenses You will bear the following charges and expenses: - Market Value Adjustments (for the first six years of the Contract); - GMWB Charge if you elect the add-on GMWB; and - Premium and Other Taxes. Additionally, if you take a withdrawal before the end of your Term (including automatic withdrawals, GAWA withdrawals, Required Minimum Distributions, income payments, death benefit payments, Free Looks and Intra-Term Performance Locks), we will calculate an Interim Value adjustment (in addition to any applicable Market Value Adjustment), which may serve to limit amounts credited to less than the amount of the Index Return on the date of the withdrawal. Also, in the case of a withdrawal before the end of the Term where the Index Return is negative, less protection is provided the earlier in the Term the withdrawal occurs. Please note that the Contract also imposes Caps that can limit amounts credited to less than the amount of the Index Return on the date of the withdrawal. Free Look Provision You may cancel the Contract within a certain time period after receiving it by returning the Contract to us or to the financial professional who sold it to you. This is known as a “Free Look.” We will return either your Premium Payment or Contract Value, depending on your state, and we will not deduct any fees or charges. Free Looks are subject to Interim Value adjustments. 7

Income Date - the date on which income payments are scheduled to begin as described in the Income Payments section of the prospectus. Index - a benchmark used to determine the positive or negative Index Adjustment credited, if any, for a particular Index Account Option. Index Account - a Contract Option in which amounts are credited positive or negative index-linked interest for a specified period. Index Account Option - an option within the Index Account for allocation of Premium, defined by its term, Index, Crediting Method, and Protection Option. Index Account Option Term - the selected duration of an Index Account Option. Index Account Option Term Anniversary - the Business Day concurrent with or immediately following the end of an Index Account Option Term. Index Account Option Value - the value of the portion of Premium allocated to an Index Account Option. Index Account Value - the sum of the Index Account Option Values. Index Adjustment - an adjustment to Index Account Option Value at the end of each Index Account Option Term, or at the time of withdrawal of Index Account Option Value. Index Adjustments can be zero, positive or negative, depending on the performance of the selected Index, Crediting Method, and Protection Option. The Index Adjustment is equal to the Adjusted Index Return. Index Adjustment Factor(s) - the parameters used to determine the amount of an Index Adjustment. These parameters are specific to the applicable Crediting Method and Protection Option. Cap Rates, Performance Trigger Rates, Performance Boost Rates, Performance Boost Cap Rates (applicable only with the Performance Boost Rate Crediting Method), Index Participation Rates (applicable only with the Cap Crediting Method), Buffers, and Floors are all Index Adjustment Factors. Index Participation Rate ("IPR") - the percentage applied to any positive Index Return in the calculation of the Index Adjustment for the Cap Crediting Method. The IPR is an Index Adjustment Factor, and is declared at the beginning of the Index Account Option term. The IPR is guaranteed to be at least 100%, and will never serve to reduce an Index Adjustment. The IPR is not a stand-alone Crediting Method. It is applicable only with the Cap Crediting Method. Index Return - the percentage change in an Index value measured from the start of an Index Account Option Term to the end of the Index Account Option Term. Interim Value - the Index Account Option Value during the Index Account Option Term. The Interim Value will never be less than zero. On each day of the Index Account Option Term prior to the end of the Index Account Option Term, the Interim Value is the greater of the Index Account Option Value on the first day of the term (which equals any Premium or Contract Value allocated to the Index Account Option on that day) reduced for any withdrawals (including GAWA withdrawals, Required Minimum Distributions, income payments, the Contract Value element of death benefit payments, and Free Looks) or Intra-Term Performance Locks transferred from the Index Account Option during the term, including any Market Value Adjustments, in the same proportion as the Interim Value was reduced on the date of the withdrawal or Intra-Term Performance Lock, plus the prorated Index Adjustment subject to prorated Index Adjustment Factors, where applicable, or zero. Neither the Floor nor the Index Participation Rate Index Adjustment Factors are prorated. The Interim Value uses applicable prorated Index Adjustment Factors (based on the elapsed portion of the Index Account Option Term), but neither the Floor nor the Index Participation Rate Index Adjustment Factors are prorated for the purposes of calculating Interim Value prior to the end of the Index Account Option Term. The Interim Value is calculated on each day of the Index Account Option Term, other than the first and last days, and is the amount of Index Account Option Value available for withdrawal or Intra-Term Performance Lock prior to the end of the Index Account Option Term. Intra-Term Performance Lock- a Contract feature that permits the one-time reallocation of Interim Value from an Index Account Option to the Short Duration Fixed Account Option prior to the end of the Index Account Option Term. Intra-Term Performance Lock Date - the date Interim Value is reallocated to the Short duration Fixed Account Option in connection with an Intra-Term Performance Lock. Issue Date - the date your Contract is issued. Jackson, JNL, we, our, or us – Jackson National Life Insurance Company. (We do not capitalize “we,” “our,” or “us” in the prospectus.) Latest Income Date ("LID") - the date on which you will begin receiving income payments. The Latest Income Date is the Contract Anniversary on which the Owner will be 95 years old, or such date allowed by the Company on a non- discriminatory basis or required by a qualified plan, law or regulation. 10

Market Value Adjustment ("MVA") - a positive or negative adjustment we may apply to amounts you withdraw or annuitize during the first six years of the Contract that are in excess of the MVA Free Withdrawal amount or in excess of the GAWA (or RMD if applicable), including partial and total withdrawals, or income payments commenced within the first Contract Year. MVA Free Withdrawal - the maximum amount that may be withdrawn each year free of any otherwise applicable Market Value Adjustment. The MVA Free Withdrawal amount is equal to 10% of Remaining Premium during each Contract Year that would otherwise incur an MVA, less earnings. Any amount withdrawn to satisfy a required minimum distribution reducesIf an RMD or GAWA is applicable and exceeds 10% of Remaining Premium, the MVA Free Withdrawal amount is equal to the greater of available MVA Free Withdrawal. the RMD or GAWA, less earnings. Owner, you or your – the natural person or legal entity entitled to exercise all rights and privileges under the Contract. Usually, but not always, the Owner is the Annuitant. The Contract allows for the naming of joint Owners. (We do not capitalize “you” or “your” in the prospectus.) Any reference to the Owner includes any joint Owner. Performance Boost Cap Rate ("PBCR") - an Index Adjustment Factor associated with the Performance Boost Crediting Method. The PBCR is the maximum positive Index Adjustment, expressed as a percentage, that could be credited to an Index Account Option under the Performance Boost Crediting Method at the end of each Index Account Option Term. The Performance Boost Cap Rate is not a stand-alone Crediting Method. It is applicable only when you select the Performance Boost Rate Crediting Method. Performance Boost Rate ("PBR") - one of three currently available Crediting Methods, and an Index Adjustment Factor. The PBR is the amount that will be added to Index Return, expressed as a percentage, that will increase value of the Index Adjustment that will be credited to an Index Account Option under the Performance Boost Crediting Method at the end of each Index Account Option Term if the performance criteria are met. The Index Adjustment credited under the Performance Boost Crediting Method is limited by the Performance Boost Cap Rate. Performance Trigger Rate ("PTR") - one of three currently available Crediting Methods, and an Index Adjustment Factor. The PTR is the amount of positive Index Adjustment, expressed as a percentage, that will be credited to an Index Account Option under the Performance Trigger Crediting Method at the end of each Index Account Option Term if the performance criteria are met. Premium - consideration paid into the Contract by or on behalf of the Owner. Protection Options - the general term used to describe the Floor and Buffer Index Adjustment Factors. Protection Options provide varying levels of partial protection against the risk of loss of Index Account Option Value when Index Return is negative. Remaining Premium - total Premium paid into the Contract, reduced by withdrawals of Premium before withdrawals are adjusted for any applicable Market Value Adjustment. Required Minimum Distributions ("RMDs") – for certain qualified Contracts, the amount defined under the Internal Revenue Code as the minimum distribution requirement as applied to your Contract only. This definition excludes any withdrawal necessary to satisfy the minimum distribution requirements of the Internal Revenue Code if the Contract is purchased with contributions from a nontaxable transfer after the death of the Owner of a qualified Contract. Step-Up - a feature under which we automatically increase the GWB to reflect any increases in the Contract Value due to positive investment performance during the Contract Year when you have elected the +Income GMWB or +Income GMWB with Joint Option. There are annual Step-Ups and a Determination Date Step-Up available under the +Income GMWB and +Income GMWB with Joint Option. Withdrawal Value - the amount payable upon a total withdrawal of Contract Value. The Withdrawal Value is equal to the Contract Value less any applicable charges for add-on benefits, subject to any applicable positive or negative Interim Value adjustment, adjusted for any applicable Market Value Adjustment. 11 means that one year later, on your third Contract Anniversary, if the MSCI EAFE Index is $1,900, your Index Return would be 10% + (-5%) = 5%. A substitution of an Index during an Index Account Option Term will not cause a change in the Crediting Method, Protection Option, or Index Account Option Term length. No Interim Value adjustment will apply if we substitute an Index. Changes to the Cap Rates, Index Participation Rates (applicable only with the Cap Crediting Method), Performance Trigger Rates, Performance Boost Rates, and Performance Boost Cap Rates (applicable only with the Performance Boost Crediting Method), if any, occur at the beginning of the next Index Account Option Term. The guaranteed maximum Floor and guaranteed minimum Buffer will not change for the life of your Contract. Available Floor and Buffer Rates are guaranteed never to be less than 5% or more than 50%. We may also add or remove an Index, Index Account Option Term, Crediting Method, or Protection Option during the time that you own the Contract. You bear the risk that we may eliminate an Index Account Option or certain Index Account Option features and replace them with new options and features that are not acceptable to you. We will not add any Index, Index Account Option Term, Crediting Method, or Protection Option until the new Index or Crediting Method has been approved by the insurance department in your state. Any addition, substitution, or removal of an Index, Crediting Method, Protection Option, or Index Account Option Term will be communicated to you in writing. Intra-Term Performance Lock. Because an Intra-Term Performance Lock utilizes Interim Value on the Intra-Term Performance Lock Date, you may receive less on the date you exercise your Intra-Term Performance Lock than you would have had you exercised your Intra-Term Performance Lock on a different date. Because the calculation of Interim Value utilizes pro- rated Index Adjustment Factors, where applicable, you may receive less than you would have received had you not exercised an Intra-Term Performance Lock and instead remained invested until the end of your Index Account Option Term when you would have realized the full value of your Index Adjustment Factors. Please note: neither the Floor nor the Index Participation Rate are prorated. When you exercise an Intra-Term Performance Lock, you must transfer the full Interim Value from the selected Index Account Option to the Short Duration Fixed Account Option, which means you will not get the benefit of any positive Index market performance for the remainder of that Contract Year. Once you have exercised an Intra-Term Performance Lock, the Interim Value transferred to the Short Duration Fixed Account Option will be inaccessible for transfer until the next Contract Anniversary. It is possible that the same combination of options that made up the Index Account Option on which you exercised your Intra-Term Performance Lock may no longer be available or may have different rates once you reach the Contract Anniversary, thus preventing you from being reallocated into an identical Index Account Option. Further, once you have exercised an Intra-Term Performance Lock, it is irrevocable. Issuing Company. No company other than Jackson has any legal responsibility to pay amounts that Jackson owes under the Contract. The amounts you invest are not placed in a registered separate account, and your rights under the Contract to invested assets and the returns on those assets are subject to the claims paying ability of Jackson. You should review and be comfortable with the financial strength of Jackson for its claims-paying ability. Effects of Withdrawals, Annuitization, or Death. If any of the following are taken during the Index Account Option Term, they could be subject to an Interim Value adjustment that could reduce your Index Account Option Value: a partial or total withdrawal, a GAWA withdrawal on Contracts with an add-on GMWB, Required Minimum Distribution ("RMD"), free look, Intra-Term Performance Lock, the direct deduction of advisory fees pursuant to our administrative rules, income payment, or the Contract Value element of a death benefit payment. In addition, partial and total withdrawals, Intra- Term Performance Locks, and income payments made under certain income options may also be subject to a Market Value Adjustment that could reduce your Contract Value. Such reduction could be significant. See "Market Value Adjustment" beginning on page 52 for more information. The Interim Value adjustment may result in an Index Adjustment that is less than the Index Adjustment you would have received if you had held the investment until the end of the Index Account Option Term. If you take a withdrawal when the Index Return is negative, your remaining Contract Value may be significantly less than if you waited to take the withdrawal when the Index Return was positive. Because the deduction of advisory fees is subject to Interim Value adjustments, your Contract Value may be reduced by more than the amount of the advisory fee if a deduction is taken at a point in time at which a negative Index Adjustment would occur. All withdrawals, including GAWA withdrawals and RMDs, will be taken proportionately from each of your Index Account Options and Fixed Account unless otherwise specified. Withdrawals can also reduce the Death Benefit. Any Return of Premium death benefit will be reduced in a pro-rated amount. Pro rata reductions can be greater than the actual dollar amount of your withdrawal. 15

In addition, since all withdrawals reduce the Contract Value, withdrawals will also reduce the amount that can be taken as income since such amount is determined by the Contract Value on the Income Date. The Latest Income Date for this contract is age 95. If your Contract Value falls below the minimum Contract Value remaining as a result of a withdrawal (as stated in your Contract), we may terminate your Contract. This minimum Contract Value requirement does not apply if you have added +Income GMWB or +Income GMWB with Joint Option to your Contract. There are administrative rules that must be followed when taking an RMD withdrawal. Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for providing such notice. The administrative form allows you to elect one time or automatic RMD withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows taking multiple contracts’ RMDs from a single contract. You, as Owner, are responsible for complying with the Internal Revenue Code’s RMD requirements. If you fail to take your full RMD for a year, you will be subject to a 25% excise tax on any shortfall. This excise tax is reduced to 10% if a distribution of the shortfall is made within two years and prior to the date the excise tax is assessed or imposed by the IRS. If your requested RMD exceeds our calculation of the RMD for your Contract, your request will not be eligible for the waiver of any applicable MVA and we will apply an MVA as applicable, which will be reflected in the confirmation of the transaction. An RMD exceeding our calculation may also result in an Excess Withdrawal for purposes of your GMWB, which would result in an adverse recalculation of the GWB and GAWA. For more information on RMD requirements, please see "Required Minimum Distributions Under Certain Tax-Qualified Plans ("RMDS")" beginning on page 4848. Deduction of Advisory Fees from Contract Value. Under certain circumstances, you may elect to have advisory fees directly deducted from your Contract Value and automatically transmitted to your third party financial professional, subject to certain administrative rules. If you do elect to pay your advisory fees via direct deductions under our rules, we will not treat such deductions as withdrawals in two specific ways: (i) we will not report them as taxable distributions under your Contract; and (ii) any such deduction will not trigger a reduction in return of premium benefit base of the basic death benefit, as applicable (Owners age 81 and older on the date the Contract is issued do not have a return of premium element in the basic death benefit). It is important to note that deductions to pay advisory fees will always reduce your Contract Value and the Contract Value portion of your basic death benefit, and they are otherwise subject to all contractual provisions and other restrictions and penalties, including Interim Value adjustments and minimum withdrawal requirements. Because the deduction of advisory fees is subject to Interim Value adjustments, your Contract Value may be reduced by more than the amount of the advisory fee if a deduction is taken at a point in time at which a negative Index Adjustment would occur. Advisory fees are in addition to expenses disclosed in this prospectus. In addition, the election of either the +Income GMWB or +Income GMWB with Joint Option disqualifies you from utilizing our administrative rules to directly deduct advisory fees from Contract Value. This means if you take withdrawals to pay advisory fees and do not follow our administrative rules, and/or elect the +Income GMWB or +Income GMWB with Joint Option, in addition to your Contract Value and basic death benefit being reduced, all such withdrawals will be subject to Market Value Adjustments and any applicable income taxes and penalties. For more information about our administrative rules applicable to the direct deduction of advisory fees from Contract Value, please see the subsection titled "Our Administrative Rules" in the section titled "Access to Your Money" beginning on page 38. +Income GMWB and +Income GMWB with Joint Option Add-On Benefits. You may never need or use certain features provided by the +Income GMWB or +Income GMWB with Joint Option add-on benefits. In that case, you may pay for a feature for which you never realize any benefits. The +Income GMWB and +Income GMWB with Joint Option are subject to conditions, including increased withdrawal rates the longer you wait to initiate withdrawals after election of the add-on benefit. You may die before you begin taking withdrawals under the add-on benefit. Alternatively, you may not live long enough to receive enough benefit from the add-on benefit to exceed the amount of the fees you pay for the add-on benefit. You may need to make Excess Withdrawals, which have the potential to substantially reduce or even terminate the benefits available from the add-on benefit. The Index Account Options you elect may provide sufficient credited interest such that you may not need the guarantee that may otherwise be provided by the add-on benefit available for an additional charge. If your Contract includes the +Income GMWB or +Income GMWB with Joint Option, Excess Withdrawals will reduce the value of the Guaranteed Withdrawal Balance ("GWB") in proportion to the amount of the Excess Withdrawal relative to the total Contract Value at the time of withdrawal. Accordingly, under certain circumstances, a withdrawal could reduce the value of the GWB by more than the dollar amount of the withdrawal. 16

Add-on benefits may be available at issue or on your Contract Anniversary, subject to availability. If you do not elect the add- on benefit at issue, it is likely that the rates associated with the add-on benefit, including GAWA percentages, may be lower than the rates you would have received if you had elected the add-on benefit at issue. It is also possible that the charge for the add-on benefit elected on your Contract Anniversary may be higher than the charge that would have been applicable if you had elected the add-on benefit at issue. Upon the death of the Owner or joint Owner, if the Beneficiary is a non-spousal Beneficiary, the GWB is void and this GMWB terminates automatically; therefore, the death of the Owner or joint Owner may have a significant negative impact on the value of this GMWB and cause the GMWB to prematurely terminate. Neither the +Income GMWB nor the +Income GMWB with Joint Option may be terminated independently from termination of the Contract, except in connection with a spousal continuation, where permitted by the terms of the Contract. The GMWB Charge that you pay for the +Income GMWB or +Income GMWB with Joint Option may be increased every five Contract Years. While you have the ability to avoid any GMWB Charge increases by opting out of future annual Step-Ups, doing so will lock in your GAWA%, which means you are also foregoing any potential further increases to your GAWA%. GMWBs generally may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial professionals before adding a GMWB to a Contract. Please note: the election of either the +Income GMWB or +Income GMWB with Joint Option disqualifies you from utilizing our administrative rules to directly deduct advisory fees from Contract Value. This means that if you've elected the +Income GMWB or +Income GMWB with Joint Option and you make a withdrawal to pay advisory fees, your withdrawal will be treated as a standard partial withdrawal under the Contract. In other words, in addition to your Contract Value and basic death benefit being reduced, the withdrawal will be subject to Market Value Adjustments any applicable taxes and tax penalties. Business Continuity and Cybersecurity Risk. We and our service providers and business partners are subject to certain risks, including those resulting from information system failures, cybersecurity incidents, public heath crises such as the coronavirus (COVID-19) pandemic , and other disaster events. Such events can adversely impact us and our operations. These risks are common to all insurers and financial service providers. These risks include, among other things, the theft, misuse, corruption and destruction of electronic information, interference with or denial of service, attacks on systems or websites, and other operational disruptions that could severely impede our ability to conduct our business or administer the Contract. Such events could also adversely affect us by resulting in regulatory fines, litigation, financial losses, and reputational damage. Cybersecurity incidents may also impact the issuers of securities in which the underlying funds invest, which may cause the funds underlying your Contract to lose value. Although we take efforts to protect our systems from cybersecurity incidents, there can be no assurance that we or our service providers will be able to avoid cybersecurity incidents affecting Contract owners in the future. It is also possible that a cybersecurity incident could persist for an extended period of time without detection. Additionally, our third-party service providers and other third-parties related to our business (such as financial intermediaries or, in the case of our variable products, underlying funds) are subject to similar risks. Successful implementation and execution of their business continuity policies and procedures are largely beyond our control. Disruptions to their business operations may impair our own business operations. As of the date of this prospectus, we do not believe that we have experienced a material cyber-attack or other cybersecurity incident. However in 2023, we were notified of a data security incident involving the MOVEit file transfer system used by numerous financial services companies. A third-party vendor uses that software on our behalf to, among other things, identify the deaths of insured persons and annuitants under life insurance policies and annuity contracts. According to that third party vendor, an unknown actor exploited a MOVEit software flaw to access the vendor’s systems and download certain data. Our assessment indicated that personally identifiable information relating to approximately 850,000 of Jackson’s customers was obtained by that unknown actor from the third party vendor’s systems. This MOVEit vulnerability has now been rectified. Separately, Jackson experienced unauthorized access to two servers as a result of the MOVEit flaw; however, the scope and nature of the data accessed on those servers was significantly less than the third party vendor impact. Our assessment was that a subset of information relating to certain partner organizations and individuals, including certain customers of Jackson, was obtained from the two affected servers. We notified affected customers as required by law, and we continue to assess and investigate the overall impact of the incidents. At this time, we do not believe the incidents or related litigation will have a material adverse effect on the business, operations, or financial results of Jackson. 17

• Premiums paid to the Fixed Account, less • any withdrawals from the Fixed Account, plus • the Index Account Value. We will determine the Index Account Value as of the date we receive the Contract. In some states, we are required to return Premium payments only. We will pay the applicable free look proceeds within seven days of a request in Good Order. In some states, we are required to hold the Premiums of a senior citizen in the Fixed Account during the free look period, unless we are specifically directed to allocate the Premium to the Index Account. When you exercise a Free Look, amounts returned from Index Account Options are subject to an Interim Value adjustment. CONTRACT OPTIONS The Contract is divided into two general categories for allocation of your Premium and Contract Value: the Fixed Account, where amounts earn a declared rate of interest for an annually renewable one-year term, and the Index Account, where amounts earn index-linked interest ("Index Adjustment") for a specified term based upon the performance of a selected Index. Fixed Account. The Fixed Account is an annually renewable account in which amounts you allocate earn a declared rate of interest. Fixed Account interest rates are guaranteed for one year from the date you allocate amounts into the Fixed Account and are subject to change on each Contract Anniversary thereafter. In no event will the interest rate credited to amounts allocated to the Fixed Account be less than the Fixed Account Minimum Interest Rate, as discussed below. Short Duration Fixed Account Option. The Short Duration Fixed Account Option is a limited-purpose short-term Fixed Account Option that is used solely for Intra-Term Performance Locks and/or spousal continuation option adjustments, and cannot be independently elected. Any amounts allocated to this option will remain allocated until the immediate next Contract Anniversary only, as described below. Fixed Account interest rates for the Short Duration Fixed Account Option are guaranteed from the date funds are allocated to the Short Duration Fixed Account Option until the next Contract Anniversary. On each Contract Anniversary, any amounts allocated to the Short Duration Fixed Account Option as part of an Intra-Term Performance Lock, including interest earned on those amounts, will be reallocated into a new Index Account Option identical to the one from which they were originally transferred, subject to availability requirements, unless new allocation instructions have been received by us in Good Order, and will begin a new Index Account Option Term. For more information on what happens if the same Index Account Option is unavailable, see "Automatic Reallocation of Index Account Option Value to a New Index Account Option or the Fixed Account" beginning on page 3535. On each Contract Anniversary, any amounts allocated to the Short Duration Fixed Account Option in connection with a spousal continuation adjustment, including interest earned on those amounts, will be reallocated to the 1-year Fixed Account Option unless new allocation instructions have been received by us in Good Order from the spouse continuing the Contract. Fixed Account Value. The Fixed Account Value is equal to (1) the value of Premium and any amounts transferred into the Fixed Account; (2) plus interest credited daily at a rate not less than the Fixed Account Minimum Interest Rate, per annum; (3) less any gross partial withdrawals, including any Market Value Adjustment on such withdrawals; (4) less any amounts transferred out of the Fixed Account, (5) less any advisory fee deductions taken from the Fixed Account, (6) less any applicable charges for add-on benefitsGMWB Charge. The Fixed Account Value will never be less than the Fixed Account Minimum Value. The Fixed Account Minimum Value is equal to the greater of (a) eighty-seven and one half (87.5%) of any allocations to the Fixed Account, plus interest credited daily at never less than the Fixed Account Minimum Interest Rate per annum, less any partial withdrawals after being reduced for any applicable taxes, or (b) zero. Any portion of a Market Value Adjustment that would reduce the Fixed Account Value below the Fixed Account Minimum Value will be waived. Rates of Interest We Credit. This Contract guarantees a Fixed Account Minimum Interest Rate that applies to amounts allocated to the 1-year Fixed Account Option as well as the Short Duration Fixed Account Option. The Fixed Account Minimum Interest Rate guaranteed by the Contract will be no less than the minimum non-forfeiture rate, which may vary from year to year. The minimum non-forfeiture rate will be determined by Jackson, pursuant to the requirements outlined by the Standard Nonforfeiture Law for Individual Deferred Annuities. The current Fixed Account Minimum Interest Rate is equal to the current minimum non-forfeiture rate of 3.00%. If the Fixed Account Minimum Interest Rate changes, we will file a supplement providing notice to new purchasers of the Contract. The Fixed Account Minimum Interest Rate is guaranteed for the life of the Contract, and your Fixed Account Minimum Interest Rate will not change once your Contract has been issued. The Fixed Account Minimum Interest Rate that was applicable at the time your Contract was issued will be reflected in your Contract. Any changes to the Fixed Account Minimum Interest Rate apply only to new purchasers of the Contract on or after 20

Intra-Term Performance Lock, withdrawal, or applicable add-on benefit chargeGMWB Charge deduction, credited with a positive or negative Index Adjustment. The Index Adjustment credited is subject to prorated Index Adjustment Factors, where applicable, as of the date of the withdrawal. Please note: neither the Floor nor the Index Participation Rate are prorated. During the Index Account Option Term, your Interim Value will never be less than zero. • At the end of the Index Account Option Term, your Index Account Option Value is equal to the Index Account Option Value at the beginning of the Index Option Term reduced for any Intra-Term Performance Locks, partial withdrawals, and applicable add-on benefit chargeGMWB Charge deductions taken from the Index Account Option during the current Index Account Option Term (including any Market Value Adjustments on such withdrawals) in the same proportion that the Interim Value was reduced on the date of any such Intra-Term Performance Lock, withdrawal, or applicable add-on benefit chargeGMWB Charge deduction, and credited with a positive or negative Index Adjustment. At the end of your Index Account Option Term, your Index Account Option Value will never be less than zero. Index Adjustment. For each Index Account Option to which you allocate Contract Value, at the end of the Index Account Option Term, we will credit your Index Account Option Value with an Index Adjustment. This Index Adjustment can be zero, positive, or negative, depending on the performance of the Index and the Crediting Method and Protection Option chosen. • If the Index Adjustment is positive, your Index Account Option Value will increase by a dollar amount equal to the positive Index Adjustment. • If the Index Adjustment is negative, your Index Account Option Value will decrease by a dollar amount equal to the negative Index Adjustment. • If the Index Adjustment is equal to zero, no Index Adjustment will be credited and there will be no adjustment to your Index Account Option Value. We also credit a positive or negative Index Adjustment during the Index Account Option Term when you exercise an Intra- Term Performance Lock or, take a withdrawal, or when the GMWB Charge is deducted. During the term, the Index Adjustment is subject to the prorated Index Adjustment Factors, where applicable, as of the date of the Intra-Term Performance Lock or, withdrawal, or GMWB Charge deduction. Please note: neither the Floor nor the Index Participation Rate are prorated. Interim Value. Because the Index Account Options are designed to credit an Index Adjustment by measuring the change in the Index Return from the beginning of the Index Account Option Term to the end of the Index Account Option Term, an Interim Value calculation is necessary to determine the daily value of your Index Account Option on any given Business Day for purposes of Intra-Term Performance Locks or withdrawals prior to the end of the Index Account Option Term (withdrawals in this context include partial or total withdrawals from the Contract, free looks, GAWA withdrawals, automatic withdrawals, required minimum distributions ("RMD"), income payments, deductions of the GMWB Charge, the Contract Value element of death benefit payments, and the direct deduction of advisory fees pursuant to our administrative rules). For each Index Account Option, the value we assign on any Business Day prior to the end of the Index Account Option Term is called the Interim Value. The Interim Value of an Index Account Option is equal to the amount allocated to the Index Account Option, adjusted for the Index Return of the associated Index and subject to the applicable prorated Index Adjustment Factors (e.g. Cap Rate/ Performance Trigger Rate/Performance Boost Rate/Performance Boost Cap Rate/Buffer). Please note: neither the Floor nor the Index Participation Rate are prorated as part of the Interim Value calculation. Also note that any withdrawal taken in the first six years after issue may be assessed a Market Value Adjustment in addition to the Interim Value adjustment. The Interim Value calculation is the same for all Crediting Methods. It uses the Index value on two dates to determine the Index Adjustment credited during any Index Account Option Term: the beginning date of the Index Account Option Term and the current date within that Index Account Option Term on which the Interim Value is being calculated. To determine the Index Adjustment credited, we calculate the net change in Index value between the beginning of the Index Account Option Term and the current Index value and express it as a percentage. If the resulting percentage is positive, we apply the applicable prorated Index Adjustment Factor (e.g. Cap Rate/Performance Trigger Rate/Performance Boost Rate/Performance Boost Cap Rate). If the Index return is negative, we apply the Floor or prorated Buffer Protection Option that you have elected. Please note: neither the Floor nor the Index Participation Rate are prorated as part of the Interim Value calculation. This adjusted Index Return is then multiplied by the Index Account Option Value at the beginning of the Index Account Option Term (adjusted to reflect any withdrawals during the term) to determine the amount of Index Adjustment to credit. The Index Adjustment is then added to or subtracted from the Index Account Option Value at the beginning of the term (adjusted to reflect any withdrawals during the term) to calculate the current Interim Value. 22

Your Beneficiary can have access to the money in your Contract when a death benefit is paid. Withdrawals under the Contract may be subject to a Market Value Adjustment. When you make a total withdrawal, you will receive the Withdrawal Value as of the end of the Business Day your request is received by us in Good Order. The Withdrawal Value is equal to the Contract Value reduced for any applicable taxes and adjusted for any applicable Market Value Adjustment. We will pay the withdrawal proceeds within seven days of receipt of a request in Good Order. Your withdrawal request must generally be in writing. We will accept withdrawal requests submitted via facsimile. We may accept withdrawal requests via phone or web, subject to certain qualifying conditions, and subject to availability. There are risks associated with not requiring original signatures in order to disburse the money. To minimize the risks, the proceeds will be sent to your last recorded address in our records, so be sure to notify us, in writing, with an original signature of any address change. We do not assume responsibility for improper disbursements if you have failed to provide us with the current address to which the proceeds should be sent. Except in connection with the Automatic Withdrawal Program, you must withdraw at least $500 or, if less, the entire amount in the Fixed Account or Index Account Option from which you are making the withdrawal. If you are not specific in your withdrawal request, your withdrawal will be taken from your allocations to the Index Account Options and Fixed Account based on the proportion their respective values bear to the Contract Value. A withdrawal request that would reduce the remaining Contract Value to less than $2,000 will be treated as a request for a total withdrawal except in connection with GAWA withdrawals, Required Minimum Distributions or the Automatic Withdrawal Program. . If you elect the Automatic Withdrawal Program, you may take automatic withdrawals of a specified dollar amount (of at least $50 per withdrawal) or a specified percentage of Contract Value on a monthly, quarterly, semiannual or annual basis. Automatic withdrawals are treated as partial withdrawals and will be counted in determining the amount taken as an MVA Free Withdrawal in any Contract Year. Automatic withdrawals in excess of the MVA Free Withdrawal amount may be subject to a Market Value Adjustment, the same as any other partial withdrawal. For more information about the MVA Free Withdrawal amount, please see "MVA Free Withdrawal" in the section titled "Market Value Adjustment" on page 5252. Partial withdrawals will reduce an Index Account Option's value at the beginning of the term in the same proportion that the Interim Value was reduced on the date of the withdrawal. When you have an investment adviser who, for a fee, manages your Contract Value, you may authorize payment of the fee from the Contract by following our administrative rules for direct deduction of advisory fees from Contract Value (see below). There are conditions and limitations, so please contact our Customer Care Center for more information. We neither endorse any investment advisers, nor make any representations as to their qualifications. The fee for this service would be covered in a separate agreement between the two of you, and would be in addition to the fees and expenses described in this prospectus. Any investment adviser fees withdrawn will trigger an Interim Value adjustment for any Index Account Options. You are strongly encouraged to discuss the impact of deducting advisory fees directly from your Contract Value with your financial professional before making any elections. Under certain circumstances, you may elect to have advisory fees directly deducted from your Contract Value and automatically transmitted to your third party financial professional, subject to certain administrative rules. Unless you specify otherwise, withdrawals will be taken from all Contract Options based upon the proportion that their respective value bears to the Contract Value. Any applicable MVA will be applied at the time of the withdrawal, and will be applied proportionally to each Index Account Option from which the withdrawal was taken. Our administrative rules are structured to follow the requirements laid out in a Private Letter Ruling we obtained from the Internal Revenue Service ("IRS") in 2019. If you do elect to pay your advisory fees via direct deductions under our rules, we will not treat such deductions as withdrawals in two specific ways: (i) pursuant to the terms of the Private Letter Ruling, we will not report them as taxable distributions under your Contracts; and (ii) any such deduction will not trigger a reduction in the return of premium benefit base of the basic death benefit, as applicable (Owners age 81 and older on the date the Contract is issued do not have a return of premium element in the basic death benefit). For more information on the Private Letter Ruling, please see "Constructive Withdrawals - Investment Adviser Fees" beginning on page 59. It is important to note that deductions to pay advisory fees will always reduce your Contract Value and the Contract Value portion of your basic death benefit, and they are otherwise subject to all contractual provisions and other restrictions and penalties, including Interim Value adjustments and minimum withdrawal requirements. Because the deduction of advisory fees is subject to Interim Value adjustments, your Contract Value may be reduced by more than the amount of the advisory fee if a deduction is taken at a point in time at which a negative Index Adjustment would occur. For an example illustrating the impact of advisory fee deductions on your Contract Value, please see Appendix A, Example 20. 39

For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective. See “Guaranteed Minimum Withdrawal Benefit Considerations” beginning on page 5151 for additional considerations you should take into account when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB. Required Minimum Distributions Under Certain Tax Qualified Plans (“RMDs”). The following RMD NOTES contain important information about withdrawals of RMDs from a Contract with a GMWB. For certain tax-qualified Contracts, GMWBs allow withdrawals greater than the Guaranteed Annual Withdrawal Amount (GAWA) to meet a Contract’s RMD without reducing the amount of guaranteed income available in future years. The RMD NOTES describe conditions, limitations and special situations related to withdrawals involving a RMD. RMD NOTES: Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for providing such notice. The administrative form allows you to elect one time or automatic RMD withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows taking multiple contracts’ RMDs from a single contract. You, as Owner, are responsible for complying with the Internal Revenue Code’s RMD requirements. If your requested RMD exceeds our calculation of the RMD for your Contract, your request will not be eligible for the waiver of any applicable charges and we will impose those charges, which will be reflected in the confirmation of the transaction. An RMD exceeding our calculation may also result in an Excess Withdrawal for purposes of your GMWB, which would result in an adverse recalculation of the GWB and GAWA. For information regarding the RMD calculation for your Contract, please contact our Customer Care Center at 1-800-644-4565. Under the Internal Revenue Code, RMDs are calculated and taken on a calendar year basis. But with a GMWB, the GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the endorsement’s guarantees may become susceptible to being compromised. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceeds the greatest of the RMDs for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply. Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the Contract Year (ending June 30, 2025) is $10. The RMDs for calendar years 2024 and 2025 are $14 and $16, respectively. If the Owner withdraws $7 in the first and second halves of calendar year 2024 and $8 in the first and second halves of calendar year 2025, then at the time the withdrawal in the first half of calendar year 2024 is taken, the Owner will have withdrawn $15 in the Contract Year running from July 1, 2024 to June 30, 2025. Because the sum of the Owner’s withdrawals for the Contract Year running from July 1, 2024 to June 30, 2025 is less than the greater of the RMDs for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated. An exception to this general rule permits that with the calendar year in which your RMDs are to begin , you may take your RMDs for the current and next calendar years during the same Contract Year, as necessary (see example below). The following example illustrates this exception. It assumes an individual Owner who must begin taking RMDs in the calendar year 2024 on a tax-qualified Contract with a Contract Year that runs from July 1 to June 30. If the Owner delays taking his first RMD (the 2024 RMD) until March 30, 2025, he may still take the 2025 RMD before the next Contract Year begins on June 30, 2025 without an adverse recalculation of the GWB and GAWA. However, if he takes his second RMD (the 2025 RMD) after June 30, 2025, he should wait until the following Contract Year begins on July 1, 2026 to take his third RMD (the 2026 RMD) because, except for the calendar year in which RMDs begin, withdrawing two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the total of the two RMDs exceeded the applicable GAWA for that Contract Year). Examples that are relevant or specific to tax-qualified Contracts in varying circumstances and with specific factual assumptions, are at the end of the prospectus in Appendix D, specifically examples 3 and 4 under section “I. +Income GMWB.” Please consult the financial professional who is helping, or who helped, you purchase your tax-qualified Contract, and your tax advisor, to be sure that a GMWB ultimately suits your needs relative to your RMD. 48

For an example of how your death benefit is reduced proportionally for prior withdrawals, assume that your initial Premium is $100,000. After one year, your Contract Value is $95.000, and you take a withdrawal for $9,500. You are withdrawing 10% of your Contract Value ($9,500 / $95,000 = 10%), so the reduction of your Premium for the purposes of determining your Death Benefit will also be 10%, making your premium for purposes of the death benefit calculation now $90,000 ($100,000 – ($100,000 * 10%)). If the Contract is owned by joint Owners, the death benefit is due upon the death of the first joint Owner. If the Contract is owned by a legal entity, the death benefit is due upon the death of the Annuitant (in the case of joint Annuitants, the death benefit is payable upon the death of the first Annuitant). The death benefit is due following our receipt of all required documentation in Good Order. Required documentation includes proof of death, a claim form, and any other documentation we reasonably require. If we have received proof of death and any other required documentation, we will calculate the share of the death benefit due to a Beneficiary of record using Contract values established at the close of business on the date we receive from that Beneficiary a claim form with a payment option elected. If we have not received proof of death or any other required documentation, we will calculate the share of the death benefit due to a Beneficiary of record using Contract values established at the close of business on the date we receive any remaining required documentation. As a result, based on the timing of a Beneficiary's claim submission, and the performance of the Index, Interim Value adjustments, and positive or negative Index Adjustments credited to Index Account Options may cause the calculation of a Beneficiary’s death benefit share to differ from the calculation of another Beneficiary’s death benefit share. We will pay interest on a Beneficiary’s death benefit share as required by law. If you die before you begin taking income from the Contract, the person you have chosen as your Beneficiary will receive the death benefit. If you have a joint Owner, the death benefit will be paid when the first joint Owner dies. The surviving joint Owner will be treated as the Beneficiary. Any other Beneficiary designated will be treated as a contingent Beneficiary. Only a spousal Beneficiary has the right to continue the Contract in force upon your death. If we do not receive a claim form and due proof of your death in Good Order from a surviving joint Owner during their lifetime, we will pay the death benefit in accordance with the last Beneficiary designation received by us in Good Order before the last joint Owner's death. If no Beneficiary designation is in effect, or the designated Beneficiary(ies) have not survived the Owner, or in the case of jointly owned Contracts, both joint Owners, the death benefit shall be paid to the Owner's estate, or in the case of jointly owned Contracts, the estate of the last joint Owner to die. Under certain circumstances, you may elect to have advisory fees directly deducted from your Contract Value and automatically transmitted to your third party financial professional, subject to certain administrative rules. It is important to note that deductions to pay advisory fees will always reduce your Contract Value and the Contract Value portion of your basic death benefit, and they are otherwise subject to all contractual provisions and other restrictions and penalties, including Interim Value adjustments and minimum withdrawal requirements. For more information, please see "Our Administrative Rules" beginning on 40. Payout Options. The death benefit can be paid under one of the following payout options: • single lump-sum payment; • payment of entire death benefit within 5 years of the date of death; • on non-qualified contracts or for spousal Beneficiaries or Eligible Designated Beneficiaries on qualified contracts, payment of the entire death benefit under an income option over the Beneficiary’s lifetime or for a period not extending beyond the Beneficiary’s life expectancy. Any portion of the death benefit not applied under an income option within one year of the Owner's death, however, must be paid within five years of the date of the Owner's death on non-qualified contracts; or • on qualified contracts, payment of the entire death benefit under an income option over a period not extending beyond ten (10) years, with distribution beginning within the calendar year following the calendar year of the Owner's death. Under these payout options, the Beneficiary may also elect to receive additional lump sums at any time. The receipt of any additional lump sums will reduce the future income payments to the Beneficiary. 55

Contract Option	1-Year Fixed Account Option	1-Year S&P 500 Cap with Buffer	3-Year S&P 500 Cap with Buffer	6-Year S&P 500 Performance Boost Cap with Buffer
Allocation at 1st Contract Anniversary [J] = [G] × [I] if [F] = "Yes", "N/A" Otherwise	$26,125.00	$26,125.00	N/A	N/A
Net Amount Transferred In (+)/ Out (-) due to Automatic Rebalancing [K] = [J] - [E] if [F] = "Yes", 0 Otherwise	$875.00	-$875.00	$0.00	$0.00

Example 16: This example demonstrates the automatic rebalancing option at the 3rd Contract Anniversary when Contract Options with one-year, three-year, and six-year terms are elected on the Contract.

- This example is a continuation of Example 1~~7~~5 in which the automatic rebalancing option is elected. You have the following allocation instructions on the Contract: 25% allocated to the 1-year Fixed Account Option with a 1.00% credited rate, 25% allocated to the 1-year S&P 500 Cap with Buffer Crediting Method with a Cap Rate of 8.00% and 100% Index Participation Rate, 25% allocated to the 3-year S&P 500 Cap with Buffer Crediting Method with a Cap Rate of 24.00% and 100% Index Participation Rate, and 25% allocated to the 6-year Performance Boost with Buffer Crediting Method with a Performance Boost Cap Rate of 42.00% and Performance Boost Rate of 10%. The Buffer for each Index Account Option is 10%. The 1-year Fixed Account Option and 1-year S&P 500 Cap with Buffer Crediting Method had $27,200 allocated to them each at the 2nd Contract Anniversary. The 3-year S&P 500 Cap with Buffer and 6-year Performance Boost with Buffer had $25,000 allocated to them at the issue of the Contract, consistent with Example 15.
- If the S&P 500 Index is up 24% since the issue of the Contract and is up 4% during the 3rd Contract Year, the following adjustments to the Contract Value would be made for each Contract Option:
  - For the 1-year Fixed Account Option, the Fixed Account Value would be credited with the 1.00% credited rate ($27,200 * 1% + $27,200 = $27,472).
  - For the 1-year S&P 500 Cap with Buffer Crediting Method, the Index Account Option Value would be credited with the lesser of the Cap Rate (8%) and the Index Return during the 3rd Contract Year multiplied by the Index Participation Rate (4% * 100% = 4%) ($27,200 * 4% + $27,200 = $28,288).
  - For the 3-year S&P 500 Cap with Buffer Crediting Method, the Index Account Option Value would be credited with the lesser of the Cap Rate (24%) and the Index Return since the issue of the Contract multiplied by the Index Participation Rate (24% * 100% = 24%) ($25,000 * 24% + $25,000 = $31,000).
  - For the 6-year S&P 500 Performance Boost with Buffer Crediting Method, the Index Account Option Value would be credited with the lesser of the prorated Performance Boost Cap Rate (21%) and the sum of the Index Return since the issue of the Contract and prorated Performance Boost Rate (24% + 5% = 29.00%) ($25,000 * 21% + $25,000 = $30,250).
- At the 3rd Contract Anniversary, only the Contract Options with the one-year Terms and three-year Term are at the end of their term and are eligible to be automatically rebalanced. The Contract Option with the six-year term is not expired, so it is ineligible for automatic rebalancing on this Contract Anniversary.
  - The total Contract Value eligible for rebalancing would be calculated as the sum of the Contract Value of each Contract Option eligible for rebalancing ($27,472 + $28,288 + $31,000 = $86,760).
  - The total allocation percentage ineligible for automatic rebalancing is the sum of the instructed allocation percentages corresponding to Contract Options that are ineligible for rebalancing on this Contract Anniversary, in this case the 6-year term crediting method (25%).
- The allocation percentages for automatic rebalancing at the 3rd Contract Anniversary for the eligible Contract Options are adjusted to not include the allocation percentages of Contract Options ineligible for automatic rebalancing. The adjusted allocation percentages of the eligible Contract Options are calculated as the specified allocation percentage of eligible Contract Options divided by one minus the total allocation percentage ineligible for automatic rebalancing (1 - 25% = 75%):
  - For the 1-year Fixed Account Option, the adjusted allocation percentage is 33.33% (25% / (75%) = 33.33%).
  - For the 1-year S&P 500 Cap with Buffer Crediting Method, the adjusted allocation percentage is 33.33% (25% / (75%) = 33.33%).
  - For the 3-year S&P 500 Cap with Buffer Crediting Method, the adjusted allocation percentage is 33.33% (25% / (75%) = 33.33%).

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